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OCT 31 2024

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69721

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/01/23 (MM/DD/YY) AND ENDING 08/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robus Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Recinto Sur St. Ste. 202
(No. and Street)

San Juan	PR	00901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jose Mercado	787-640-8941	jose@robuscp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco St. Ste 302	Guaynabo	PR 00968	
(Address)	(City)	(State)	(Zip Code)

9/23/21	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jose Mercado, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Robus Capital Partners LLC, as of 8/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

At Guaynabo, Puerto Rico, as of October 29, 2024
Aff. 428

Signature: [signature]

Title:
FINOP

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Report of Independent Registered Public Accounting Firm

Robus Capital Partners LLC

(A wholly-owned subsidiary of Pacific Capital LLC) August 31, 2024

TABLE OF CONTENTS

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital LLC):

Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of Robus Capital Partners LLC (A wholly-owned subsidiary of Pacific Capital LLC) (the "Company") as of August 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial position of the Company as of August 31, 2024, is in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial condition. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II - Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2022.

Oliver, PSC
Guaynabo, Puerto Rico

October 30, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E590952 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Robus Capital Partners LLC
(A wholly owned subsidiary of Pacific Capital LLC)
Statement of Financial Condition
August 31, 2024

Assets		
Cash	$	58,395
Other assets		253
Total assets	$	58,648
Liabilities		
Accounts payable and accrued expenses	$	8,663
Due to parent company		7,448
Total liabilities		16,111
Ownership Equity		42,537
Total liabilities and ownership equity	$	58,648

The Accompanying Notes are an Integral Part of These Financial Statements.

1. Organization and summary of significant accounting policies:

(a) Organization:

Robus Capital Partners LLC (a wholly owned subsidiary of Pacific Capital LLC) (the "Company"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed as a Limited Liability Company pursuant to Chapter XIX of the Puerto Rico Limited Liability Company Act on December 4, 2015 ("formation date") and was granted FINRA membership on June 23, 2016 ("commencement date").

The Company, as capital acquisition broker, engages in mergers and acquisitions, including fairness opinions, and private placements on a best-efforts basis. Since the date of formation to the date of these financial statements, the Company has not generated any revenues.

The most significant accounting policies followed by the Company are the following:

(b) Summary of significant accounting policies:

(i) Basis of presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company's fiscal year ends on August 31st of each year. All references to year in these notes to the financial statements represent the calendar year then ended, unless otherwise noted.

(ii) Income taxes

The Company elected to operate as a pass-through entity under the provisions of the 2011 Puerto Rico Internal Revenue Code. Accordingly, the Company is not subject to the payment of taxes on income, as the distributive shares of its annual income, or loss, is required to be currently reported as income or loss of the member.

The Company follows the accounting standard on accounting for uncertainty in income taxes. As a result, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements.

(iii) Concentration of credit risk

Financial instruments that may potentially expose the Company to concentration of credit risk consist of cash in its bank account. At times, such deposits may exceed federal insured limits. The Company has not experienced any losses in such an account.

1. Organization and summary of significant accounting policies (continued):

(iv) Use of estimates

The accompanying financial statements have been prepared in conformity with U.S. GAAP, which require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year end. Actual results could differ from those estimates.

(v) Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancellable operating sub-lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

Lease liabilities - lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise, the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

ROU assets - lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus)

1. Organization and summary of significant accounting policies (continued):

any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.

Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases - The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

2. Ownership Equity:

The Company is governed by the terms and conditions of an Operating Agreement ("Agreement") dated December 4, 2015. The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved only upon vote of all holding an interest in the Company, or the expiration of the term of the Company, if any.

The overall management and control of the Company shall be performed by management, who may, but need not, be a Member of the Company as a partnership. All of the management's powers and limitations will be governed as specified and outlined in the Agreement.

3. Related Party transactions:

The Company has related party transactions with Pacific Capital LLC (the "Parent"). All amounts outstanding are payable within 12 months and do not bear interest. As of August 31, 2024, the total due to Parent amounted to $7,448.

Management agreement

On December 15, 2015, and as amended on November 13, 2018, March 30, 2020, July 1, 2021, and May 1, 2023, the Company entered into an expense sharing and management agreement with the Parent to provide various administrative, operational, finance and human resources services to the Company. The Company also had entered into a sub-lease agreement with the Parent to rent office space, see Note 4. For the year ended August 31, 2024, total intercompany charges pursuant to the agreements with the Parent amounted to $9,930, broken down as follows:

Payroll	$ 9,000
Rent	900
Other	30
Total	**$ 9,930**

4. Contingencies and Commitments:

The Company, at times, may be involved in litigation relating to matters that arise in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and its legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

On September 1, 2021, the Company entered into a sublease agreement with the Parent ("Sub landlord") that expired on August 31, 2022. This lease and sublease agreement were both extended for an additional year. On May 16th, 2023, due to change in office, the Company entered in a sublease agreement for a year, for a minimum lease payment amount of $900. On May 16th, 2024, the Company renew its sub lease agreement for an additional year. The Company classifies the lease as operating lease. The sub-lease agreement does not include renewal options, variable payments and do not contain any material residual value guarantees or material restrictive covenants. Total allocated rent expense under in the management agreement for the year ended August 31, 2024, amounted to $900.

5. Net capital requirements:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the Securities and Exchange Commission ("SEC"). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than $5,000 or 6.67% of Aggregate Indebtedness, whichever is greater. Also, aggregate indebtedness shall not exceed 1,500% of net capital. As of August 31, 2024, the Company's net capital, as defined, was $42,284, which exceeded the minimum net capital requirement by $37,284.

6. Compliance with SEC Rule 15c3-3:

The Company is not claiming an exemption from Rule 15c3-3, as it is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities to mergers and acquisitions, including fairness opinions, and private placements on a best-efforts basis, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended August 31, 2024.

7. Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the year ended August 31, 2024, the Company did not have any activities that would need to be disclosed on such schedules.

8. Liquidity:

The Company did not generate revenues from operations for the year ended August 31, 2024, and is dependent on the Parent's ability and intent to fund the Company's operations to continue as a going concern. The Company's Parent is willing and able to continue funding the Company's operations and commitments over the next year.

9. Subsequent events:

The Company has evaluated subsequent events through October 30, 2024 and noted no items requiring adjustment of the financial statements or additional disclosures.

Robus Capital Partners LLC
(A wholly owned subsidiary of Pacific Capital LLC)
Schedule I – Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission
August 31, 2024

Net Capital:		
Total ownership equity	$	42,537
Less Non-allowable assets		
Other assets		(253)
Net capital	$	42,284
Aggregate indebtedness:		
Items included in the accompanying statement of financial condition		
Accounts payable and accrued expenses	$	8,663
Due to parent company		7,448
Total aggregate indebtedness	$	16,111
Computation of basic net capital requirement		
Minimum capital required (aggregate indebtedness * 6.667%)	$	1,074
Minimum dollar net capital requirement	$	5,000
Net capital requirement (highest of above amounts)	$	5,000
Excess net capital (net capital - net capital requirement)	$	37,284
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	36,284
Ratio: Aggregate indebtedness to net capital		38.10%

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a-5, Part IIA.

Robus Capital Partners LLC
(A wholly owned subsidiary of Pacific Capital LLC)
Schedule II – Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (D)(4) of the Securities and Exchange Commission
August 31, 2024

Net Capital, as reported in Company's Part IIA		
(Unaudited) FOCUS report	$	42,284
Net audit adjustments		-
Net capital per above	**$**	**42,284**
Aggregate indebtedness as reported in		
Company's Part IIA (Unaudited) FOCUS report	$	16,111
Audit adjustments		-
Schedule I	**$**	**16,111**

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Robus Capital Partners LLC
(A wholly-owned subsidiary of Pacific Capital LLC)

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which the Robus Capital Partners LLC (the "Company") stated that:

1) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, PSC
Guaynabo, Puerto Rico

October 30, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E590951 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

Robus
Capital
Partners

301 Recinto Sur St. STE 202 – San Juan, PR 00901

Robus Capital Partners LLC's Exemption Report

Robus Capital Partners LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and is approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended August 31, 2024, without exception.

Robus Capital Partners LLC

I, Jose Mercado, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Jose Mercado
DFEEED0DA8FC417...

Jose Mercado
Authorized
Representative

10/30/2024